Exhibit 99.1

Attunity Reports First Quarter 2018; 45% License Revenue Growth
- - -
Delivers Profitability; Increases Outlook for Full Year 2018
- - -
Burlington, MA – May 3, 2018 – Attunity Ltd. (NasdaqCM: ATTU), a leading provider of data integration and Big Data management software solutions, today reported its unaudited financial results for the three-month period ended March 31, 2018.

“We are excited to report that we achieved 45% year-over-year license revenue growth and 32% year-over-year total revenue growth for the first quarter of 2018. Our success was primarily driven by our strong execution and the increased market demand for our solutions enabling modern analytics and cloud migrations. We continue to see that the demand in the market for big data integration is greater than ever before and growing,” stated Shimon Alon, Chairman and CEO of Attunity.

“This is the third consecutive quarter where we have exceeded our own expectations. In addition to seeing continued strong sales momentum, we are particularly excited to report that during this quarter approximately 40% of new Attunity Replicate deals were term-based. This ramping of recurring revenue is becoming an important element of our business model that we expect will also give us greater visibility,” concluded Mr. Alon.

Recent Operational Highlights

•	Entered into a new technology license agreement with an existing OEM partner for $3.5 million in total licensing fees and additional recurring annual support fees of $0.3 million
•	Closed several substantial agreements for Attunity Replicate, including one with a Fortune 500 leading investment and financial advisory services company

Financial Highlights for the First Quarter of 2018 compared with the First Quarter of 2017

●	Total revenue was $18.2 million, compared with $13.8 million*
●	Operating profit was $0.8 million, compared with an operating loss of $0.6 million*
●	Non-GAAP operating profit was $2.0 million, compared with $0.5 million**
●	Net income was $0.2 million, compared with a net loss of $1.5 million*
●	Non-GAAP net income was $1.5 million, compared with a non-GAAP net loss of $0.4 million**

Financial Results for First Quarter of 2018

Total revenue for the first quarter of 2018 was $18.2 million, compared with $13.8 million for the same period in 2017. This includes license revenue of $10.1 million, which grew 45% compared with $7.0 million for the same period in 2017, and maintenance and service revenue, which grew 18% to $8.1 million, compared with $6.9 million for the same period in 2017.*

Operating expenses for the first quarter of 2018 increased 21% to $17.5 million, compared with $14.5 million for the same period in 2017.*

Non-GAAP operating expenses for the first quarter of 2018 increased 22% to $16.2 million, compared with $13.3 million for the same period in 2017. Non-GAAP operating expenses exclude approximately $1.3 million in equity-based compensation expenses and amortization associated with acquisitions, compared with $1.2 million of similar expenses for the same period in 2017.**

Operating profit for the first quarter of 2018 was $0.8 million, compared with an operating loss of $0.6 million for the same period in 2017.*

Non-GAAP operating profit was $2.0 million for the first quarter of 2018, compared with $0.5 million for the same period in 2017. Non-GAAP operating profit excludes approximately $1.3 million in equity-based compensation expenses and amortization associated with acquisitions, compared with $1.2 million of similar expenses for the same period in 2017.**

Net income for the first quarter of 2018 was $0.2 million, or $0.01 per diluted share, compared with a net loss of $1.5 million, or ($0.09) per diluted share, in the same period in 2017.*

Non-GAAP net income for the first quarter of 2018 was $1.5 million, or $0.07 per diluted share, compared with a non-GAAP net loss of $0.4 million, or ($0.02) per diluted share, for the same period in 2017. Non-GAAP net loss excludes approximately $1.3 million in equity-based compensation expenses and amortization associated with acquisitions, compared with approximately $1.1 million of similar expenses for the same period in 2017.**

Cash and cash equivalents and short-term deposits were $28.8 million as of March 31, 2018, compared with $29.1 million as of December 31, 2017. Cash used in operations was $0.1 million, compared to cash flow from operations of $2.9 million in the same period in 2017.

Shareholders' equity as of March 31, 2018 increased to $59.4 million from $51.2 million as of December 31, 2017.

Updated Outlook for Full Year 2018

The Company increased its outlook for the full year 2018 as follows:

•	Total revenue is estimated to grow to between $75 and $78 million, compared with prior guidance of $73 to $75 million.
•	Non-GAAP operating margin is estimated to be between 6% and 10%, compared with prior guidance of 6% to 9%.

Financial Reconciliation to non-GAAP figures for the updated 2018 outlook:

	From	To
GAAP Operating Profit (Loss) Margin	(1)%	4%
Equity-based compensation	(6)%	(5)%
Amortization associated with acquisitions	(1)%	(1)%
Non-GAAP Operating Profit Margin (1)	6%	10%

(1) Non-GAAP Operating Profit Margin is calculated by dividing the non-GAAP Operating Profit by the total non-GAAP revenues for the period.

These estimates for 2018 reflect the Company's current and preliminary views, which are subject to change (see below under "Safe Harbor Statement"). The Company clarified that it does not expect to provide or update guidance more often than on an annual basis.

** See "Use of Non-GAAP Financial Information" below for more information regarding Attunity's use of Non-GAAP financial measures.

Conference Call and Webcast Information

The Company will host a conference call with the investment community on Thursday, May 3rd at 8:30 a.m. Eastern Time featuring remarks by Shimon Alon, Chairman and CEO, Dror Harel-Elkayam, CFO, and Itamar Ankorion, CMO of Attunity. The dial-in numbers for the conference call are +1-877-407-9039 (U.S. Toll Free), +1 809 406 247 (Israel), or +1-201-689-8470 (International). All dial-in participants must use the following code to access the call: 13678294.

Please call at least five minutes before the scheduled start time.  The conference call will also be available via webcast, which can be accessed through the Investor Relations section of Attunity's website, ir.attunity.com.  Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast.

For interested individuals unable to join the conference call, a replay of the call will be available through May 17, 2018, at +1-844-512-2921 (U.S. Toll Free) or +1-412-317-6671 (International). Participants must use the following code to access the replay of the call: 13678294. The online archive of the webcast will be available on ir.attunity.com/events for 30 days following the call.

About Attunity

Attunity is a leading provider of data integration and Big Data management software solutions that enable availability, delivery, and management of data across heterogeneous enterprise platforms, organizations, and the Cloud. Our software solutions include data replication and distribution, test data management, change data capture (CDC), data connectivity, enterprise file replication(EFR), managed file transfer (MFT), data warehouse automation, data usage analytics, and cloud data delivery.

(*) New Revenue Accounting Standard

Effective January 1, 2018, Attunity adopted the FASB-issued ASU, No. 2014-09, "Revenue from Contracts with Customers (Topic 606)", or ASC 606, a new accounting standard related to revenue recognition. Attunity adopted ASC 606 using the modified retrospective method, which means that the comparative financial information for first quarter 2017 has not been restated in the current financial statements under the new accounting standard. Accordingly, the percentage changes from the 2017 to 2018 periods differ from what they would have been had the same accounting standards been in effect for both periods. In the interest of comparability during the transition year to ASC 606, the company has provided revenue, operating expenses, operating income (loss), financial income, taxes on income, net income (loss) and earnings per share information in accordance with both ASC 606 and revenue recognition rules in effect prior to the adoption of ASC 606 (ASC No. 985-605, or ASC 605). For further details, see the Impact of the Adoption of ASC 606 table later in this press release and the note thereto.

(**) Use of Non-GAAP Financial Information

In addition to reporting financial results in accordance with U.S. generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net income (loss), operating expenses, operating profit (loss), and diluted net income (loss) per share, which are adjusted from results based on GAAP to exclude amortization associated with acquisitions, equity-based compensation expenses, non-cash financial expenses, such as the effect of a revaluation of liabilities presented at fair value, and the effect of changes in deferred taxes related to non-GAAP adjustments. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating its business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. For further details, see the Reconciliation of Supplemental Non-GAAP Financial Information table later in this press release.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the demand for our products, improved visibility and our updated outlook for 2018, we are using forward-looking statements. In addition, announced results for the first quarter of 2018 are preliminary, unaudited and subject to year-end audit adjustment. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to: our history of operating losses and ability to achieve or sustain profitability; our business and operating results dependency on the successful and timely implementation of our third party partner solutions; the lengthy sales cycle of our products; competition; acquisitions, including costs and difficulties related to integration of acquired businesses and impairment charges; global economic conditions; the potential loss of one or more of our significant customers or a decline in demand from one or more of these customers; timely availability and customer acceptance of Attunity's new and existing products; risks relating to proprietary rights and risks of infringement; loss of the services of our key personnel; international operations; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

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© Attunity 2018. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

For more information, please contact:

Todd Fromer / Allison Soss
KCSA Strategic Communications
P: +1-212-682-6300
tfromer@kcsa.com / asoss@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
Tel. +972-9-899-3000
dror.elkayam@attunity.com

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2018

UNAUDITED

U.S. DOLLARS IN THOUSANDS

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	March 31,	December 31,
	2018	2017
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,788	$29,087
Short term deposits	12,000	-
Trade receivables (net of allowance for doubtful accounts of $70 and $15, at March 31, 2018 and December 31, 2017, respectively)	13,466	10,609
Deferred commissions costs	1,075	-
Other accounts receivable and prepaid expenses	1,706	1,074
Total current assets	45,035	40,770

LONG-TERM ASSETS:
Other assets	240	152
Deferred commissions costs, non-current	4,889	-
Deferred taxes	219	1,209
Severance pay fund	4,446	4,378
Property and equipment, net	1,413	1,287
Intangible assets, net	1,195	1,431
Goodwill	30,929	30,929
Total long-term assets	43,331	39,386

Total assets	$88,366	$80,156

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	March 31,	December 31,
	2018	2017
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Trade payables	$840	$666
Deferred revenues	12,828	11,066
Employees and payroll accruals	4,451	5,730
Accrued expenses and other current liabilities	1,988	3,066
Total current liabilities	20,107	20,528

LONG-TERM LIABILITIES:
Other liabilities	722	321
Deferred revenues	2,170	2,163
Accrued severance pay	5,958	5,941
Total long-term liabilities	8,850	8,425

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value - Authorized: 32,500,000 shares at March 31, 2018 and December 31, 2017; Issued and outstanding: 20,737,228 shares at March 31, 2018 and 20,718,468 shares at December 31, 2017	2,363	2,361
Additional paid-in capital	175,775	174,693
Accumulated other comprehensive loss	(1,333)	(1,222)
Accumulated deficit	(117,396)	(124,629)

Total shareholders' equity	59,409	51,203
Total liabilities and shareholders' equity	$88,366	$80,156

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars and share amounts in thousands, except per share data

	Three months ended
	March 31,
	2018	2017
	Unaudited
Revenues:
Software licenses	10,134	6,970
Maintenance and services	8,096	6,866
Total revenue	18,230	13,836

Operating expenses:
Cost of revenues	2,678	2,079
Research and development	3,829	3,292
Selling and marketing	9,378	7,901
General and administrative	1,593	1,184
Total operating expenses	17,478	14,456

Operating income (loss)	752	(620)

Financial income (expenses)	50	(120)
Income (loss) before taxes on income	802	(740)

Taxes on income	598	733
Net income (loss)	204	(1,473)

Basic and diluted net income (loss) per share	0.01	(0.09)
Weighted average number of shares used in computing basic net income (loss) per share	20,731	16,878
Weighted average number of shares used in computing basic net income (loss) per share	21,016	16,878

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended
	March 31,
	2018	2017
	Unaudited
Cash flows activities:
Net income (loss)	204	(1,473)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	130	122
Stock based compensation	1,039	828
Amortization of intangible assets	236	337
Change in:
Accrued severance pay, net	(51)	90
Trade receivables	(558)	2,471
Other accounts receivable and prepaid expenses	(657)	(962)
Other long term assets	(11)	7
Trade payables	141	(130)
Deferred revenues	2,229	2,960
Employees and payroll accruals	(1,290)	(1,505)
Accrued expenses and other current liabilities	(695)	124
Liabilities presented at fair value	-	(57)
Change in deferred taxes, net	148	119
Deferred Commissions costs	(959)	-
Net cash provided by (used in) operating activities	(94)	2,931
Cash flows from investing activities:
Short term deposit	(12,000)	-
Purchase of property and equipment	(254)	(80)
Net cash used in investing activities	(12,254)	(80)

Cash flows from financing activities:
Proceeds from exercise of options	45	202
Payment of contingent consideration	-	(271)
Net cash provided by (used in) financing activities	45	(69)

Foreign currency translation adjustments on cash and cash equivalents	4	2
Increase (decrease) in cash and cash equivalents	(12,299)	2,784

Cash and cash equivalents at the beginning of the period	29,087	9,166
Cash and cash equivalents at the end of the period	$16,788	$11,950

Supplemental disclosure of cash flow activities:
Cash paid during the year for taxes	1,481	458

IMPACT OF THE ADOPTION OF ASC 606
U.S. dollars in thousands, except per share data

	Three months ended March 31, 2018 (Unaudited)
	As reported (ASC 606)	Adjustments	ASC 605 (excluding impact of ASC 606) *
Revenues	$18,230	$(1,438)	$16,792
Operating expenses	17,478	960	18,438
Operating income (loss)	752	(2,398)	(1,646)
Financial income	50	-	50
Taxes on income	598	(149)	449
Net income (loss)	$204	$(2,249)	$(2,045)

Basic and diluted net income (loss) per share	$0.01	$(0.11)	$(0.10)

(*) Effective January 1, 2018, the Company adopted the Financial Accounting Standard Board-issued Accounting Standards Update No. 2014-09, "Revenue from Contracts with Customers (Topic 606)", or ASC 606, a new accounting standard related to revenue recognition, using the modified retrospective method. In order to provide comparable figures during 2018, the transition year to ASC 606, the Company has provided the above summary of adjustments in financial information for the three months ended March 31, 2018 in accordance with both ASC 606 and previous accounting literature, ASC No. 985-605, or ASC 605. The table above also shows the adjustments made to reconcile the ASC 606 presentation to ASC 605. The ASC 605 information should be considered in addition to, not as a substitute for, nor superior to or in isolation from, the financial information prepared and reported in accordance with ASC 606.

RECONCILIATION OF SUPLEMENTAL NON-GAAP FINANCIAL INFORMATION
U.S. dollars and share amounts in thousands, except per share data

	Three months ended
	March 31,
	2017	2016
	Unaudited
Total revenues	18,230	13,836

GAAP operating expenses:	17,478	14,456
Cost of revenues (1)	(53)	(23)
Research and development (1)	(203)	(201)
Sales and marketing (1)	(549)	(379)
General and administrative (1)	(234)	(225)
Amortization of acquired intangible assets	(236)	(337)
Non-GAAP operating expenses	16,203	13,291

GAAP operating income (loss)	752	(620)
Operating loss adjustments	(1,275)	(1,165)
Non-GAAP operating income (loss)	2,027	545

GAAP Financial income (expenses), net	50	(120)
Revaluation of liabilities presented at fair value	-	(57)
Non-GAAP Financial income (expenses), net	50	(177)

GAAP taxes on income	(598)	(733)
Tax related to non-GAAP adjustments	-	(32)
Non-GAAP taxes on income	(598)	(765)

GAAP net income (loss)	204	(1,473)
Amortization of acquired intangible assets	236	337
Stock-based compensation	1,039	828
Revaluation of liabilities presented at fair value	-	(57)
Tax related to non-GAAP adjustments	-	(32)
Non-GAAP net income (loss)	1,479	(397)

GAAP basic and diluted net income (loss) per share	0.01	(0.09)
Non-GAAP basic and diluted income (loss) per share	0.07	(0.02)
Shares used in computing basic net income (loss) per share	20,731	16,878
Shares used in computing diluted net income (loss) per share	21,016	16,878
Shares used in computing Non-GAAP diluted net income (loss) per share	21,656	16,878

(1) Stock-based compensation expenses:	Three months ended
	March 31,
	2018	2017
Cost of revenues	53	23
Research and development	203	201
Sales and marketing	549	379
General and administrative	234	225
	1,039	828